July 29, 2010


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Touchstone Strategic Trust
      File Nos. 811-03651 and 002-80859

Dear Mr. Ganley:

This will confirm our telephone conversation on Tuesday July 20, 2010 regarding the 485(a) filing made by the Touchstone Strategic Trust ("Registrant") on May 28, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUSES

Comment

For the Growth Opportunities Fund, you suggested that we specify whether the fund's investment strategy will focus primarily on a particular market capitalization or if all market capitalization sizes will be considered.

Response

We are confirming that the fund's strategy will consider companies of various market capitalization sizes. We also want to reference the existing sentence that is in the fund's investment strategy that states: "The Fund may invest in companies of various sizes."

Comment

For the Large Cap Core Equity Fund, you asked that we explain in the investment strategy section of the fund how the fund intends to seek income as its secondary goal.

Response

The requested change has been made.

Comment

For the Large Cap Core Equity Fund and Large Cap Growth Fund, you asked that we consider using a different benchmark to define the market capitalizations of the large cap companies that the funds will invest in for purposes of their 80% names rule. You stated that the Russell 1000 Index has a very broad range that also includes what most people in the industry would define as mid capitalization companies.


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Response

We believe the Russell 1000 Index is an appropriate benchmark to define market capitalizations of large cap companies. The Russell 1000 Index is a well known industry accepted large-cap benchmark. In addition, Russell Investment's website provides "The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected."

Comment

In regards to the sentence below in the Large Cap Core Equity Fund's investment strategy, you asked that we clarify the language so that it is more reader friendly to the average investor. Specifically, you asked that we define, in plain English, the phrases "relative price to intrinsic value" and "structural event."

Stocks will be sold if the relative price to intrinsic value reaches 50% or more above that of the Russell 1000 Index, if a structural event permanently lowers the company's expected earnings, or if the integrity of accounting is in doubt.

Response

The requested change has been made.

Comment

For the Large Cap Growth Fund and Mid Cap Growth Fund, you asked that we state in the investment strategy of each fund whether the fund will invest in primarily domestic securities or if the fund can invest in foreign securities. If either fund can invest in foreign securities as part of their investment strategy, you asked that we include the appropriate risk disclosure.

Response

The requested change has been made.

SAI

Comment

In reference to the section titled "Board Structure" on page 36 of the SAI, you asked that we elaborate on why the Board believes its Board structure is appropriate and in the best interests of the Funds.

Response

The requested change has been made.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary


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